MFS® INVESTMENT MANAGEMENT

500 BOYLSTON STREET, BOSTON, MASSACHUSETTS 02116

(617) 954-5000

April 9, 2009

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form N-14 by MFS® Series Trust I

Ladies and Gentlemen:

Enclosed for filing pursuant to (i) the Securities Act of 1933, as amended, (ii) General Instruction B to Form N-14 and (iii) Item 101 of Regulation S-T, is a Registration Statement on Form N-14 (the “Registration Statement”) including the proxy statement/prospectus, statement of additional information, other information and exhibits. No filing fee is required pursuant to General Instruction B of Form N-14.

The purpose of this Form N-14 is to effect a reorganization of MFS Strategic Value Fund (“Strategic Value Fund”), a series of MFS Series Trust X with MFS Value Fund (“Value Fund”), a series of MFS Series Trust I, pursuant to which Value Fund will acquire all of the assets and liabilities of the Strategic Value Fund (the “Reorganization”). The Registration Statement includes a shareholder letter, notice of meeting, combined Prospectus/Proxy Statement, and forms of voting instructions card and proxy which are proposed to be used by the Strategic Value Fund in connection with the Strategic Value Fund’s Special Meeting of Shareholders expected to be held on July 9, 2009.

Please note that we intend to incorporate by reference to Value Fund’s Semi-Annual Report to Shareholders for the six-month period ending February 28, 2009, which was not available as of the filing of the Registration Statement, via a post-effective amendment to the Registration Statement (the “Post-Effective Amendment”). The Post-Effective Amendment will be filed on or shortly after the effective date of the Registration Statement (and prior to the mailing of the proxy materials to shareholders of the Strategic Value Fund).

It is intended that definitive proxy materials be mailed to shareholders of the Strategic Value Fund on or abound May 25, 2009.

If you have any questions or comments concerning the foregoing or the enclosed, please call the undersigned at (617) 954-4340.

Very truly yours,

SUSAN A. PEREIRA
Susan A. Pereira Vice President & Senior Counsel

SAP/bjn

Enclosures